Contact

www.linkedin.com/in/
sergiosaribeiro (LinkedIn)
github.com/sergioribeiro (Portfolio)

Top Skills

Agile Methodologies
Product Innovation
Start-ups

Languages

English (Native or Bilingual)
Spanish (Professional Working)
Portuguese (Native or Bilingual)

Certifications

Zoho Creator Certified Developer
Valuation
HIPAA Training 2019
Strategic Planning with Balanced Scorecard
Programming Marathon

Patents

DIAGNOSTIC AND TREATMENT ASSEMBLY

Sergio Schirmer

Investor, Adviser, Innovator, Entrepreneur
Penn Valley, California, United States

Summary

MBA and Entrepreneur with a background in Computer Science and over 15 years of experience working with startups and a successful exit in the Telecom industry.

Experience

Radiolife
Founder & CEO
January 2021 - Present (1 year 9 months)

Patented technology based on radio-frequency and machine learning is capable of creating a positive impact on people's lives.

Sisnet LLC
CEO
March 2016 - Present (6 years 7 months)
California, United States

Marca Ambiental Ltda.
CEO
May 2011 - August 2014 (3 years 4 months)
Vitória, Espírito Santo, Brazil

Fast growth waste treatment company using novel technology. 500 employees.

Amigo Telecomunicações
Founder
July 2005 - October 2008 (3 years 4 months)
Vitória, Espírito Santo, Brazil

Telecommunications Company authorized by Anatel to work with fixed telephony and Internet.

• Founded the company
• Worked with the Brazilian regulatory agency to get all the permits to run the business

• Implemented partnerships with other service providers to establish interconnections

Education

Stanford University

Javascript, Computer Programming, Specific Applications · (2017 - 2017)

Hult International Business School

Master of Business Administration (M.B.A.), Master of Business Administration · (2014 - 2015)

Centro Universitário de Vila Velha

Lato Sensu, Software Project with .NET Architecture · (2004 - 2005)

Centro Universitário de Vila Velha

Bachelor's degree, Computer Science · (2000 - 2004)

FGV

Master of Business Administration (MBA), CEO · (2013 - 2016)